EXHIBIT 99.3

NONSTATUTORY STOCK OPTION AGREEMENT

Grant Date:	<<Grant Date>>
Grantee (“Employee”)	<<Participant Name>>
Aggregate Number of Shares Subject to Option:	<<Number of Stock_Options>>
Option Price:	$<<Grant_Price>>
Expiration:	Ten (10) years

This NONSTATUTORY STOCK OPTION AGREEMENT (“Agreement”) is made as of <<Grant Date>> between HALLIBURTON COMPANY, a Delaware corporation (the “Company”), and <<Participant Name>> (“Employee”).

To carry out the purposes of the Halliburton Company Stock and Incentive Plan, as amended (the “Plan”), by affording Employee the opportunity to purchase shares of common stock of the Company, par value USD 2.50 per share (“Stock”), and in consideration of the mutual agreements and other matters set forth herein and in the Plan, the Company and Employee hereby agree as follows:

1.
Grant of Option. The Company hereby irrevocably grants to Employee the right and option to purchase all or any part of the number of shares of Stock set forth above at the option price indicated below (this “Option”), subject to the terms and conditions of this Agreement and the Plan. This Option shall not be treated as an incentive stock option within the meaning of section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.
Plan Incorporated. Employee acknowledges receipt of a copy of the Plan and agrees that this Option shall be subject to all of the terms and conditions set forth in the Plan, including future amendments thereto. The Plan is incorporated herein by reference as a part of this Agreement. Except as otherwise defined herein, capitalized terms shall have the same meaning ascribed to them under the Plan.

3.
Option Price. The purchase price of the shares of Stock to be paid by Employee pursuant to the exercise of this Option shall be <<Grant_Price>> per share, which has been determined to be not less than the Fair Market Value of the shares of Stock on the date of grant set forth above (the “Grant Date”). For purposes of this Agreement, the Fair Market Value of the shares of Stock shall be determined in accordance with the provisions of the Plan.

4.
Vesting of Option. Except as otherwise provided herein, this Option shall become exercisable in accordance with the vesting details for this grant displayed in the Distribution Schedule in the Employee’s account at www.NetBenefits.Fidelity.com and so long as Employee has not ceased to actively provide services as an employee, unless otherwise determined by the Company in its sole discretion. This Option shall become fully exercisable upon Employee’s Qualifying Termination. For the avoidance of doubt, Employee’s “Termination Date” for purposes of this Option will be deemed to occur as of the date Employee is no longer actively providing services as an employee and will not be extended by any notice period or “garden leave” that may be required contractually or under applicable law, unless otherwise determined by the Company in its sole discretion.

5.
Exercise of Option. Subject to the earlier expiration of this Option as herein provided, this Option may be exercised by Employee submitting online or phone instructions to the stock brokerage or other financial or administrative services firm designated by the Company (the “Stock Plan Administrator”) at any time and from time to time after this Option becomes exercisable.

The purchase price of the shares of Stock for this Option and Tax-Related Items (as defined in Section 9 of this Agreement) shall be paid in full at the time of exercise (a) in cash (including by check, bank draft or money order delivered to the Company’s Stock Plan Administrator), (b) by delivering to the Company’s Stock Plan Administrator shares of Stock having a Fair Market Value equal to the purchase price, (c) through a simultaneous sale through the Company’s Stock Plan Administrator of shares of Stock acquired upon exercise; or (d) by a combination of the above. No fraction of a share of Stock shall be issued by the Company’s Stock Plan Administrator upon exercise of an Option or accepted by the administrator in payment of the purchase price thereof; rather, any remaining balance of sale proceeds over the purchase price and taxes withheld shall be paid to Employee, subject to any applicable laws.

Notwithstanding any provision in the Agreement, the Company, in its sole discretion, may require that Employee (or in the event of Employee’s death, Employee’s legal representative, as the case may be) exercise this Option by a means of a simultaneous sale through the Company’s Stock Plan Administrator of shares of Stock acquired upon exercise, or may require Employee to sell any shares of Stock acquired under the Plan immediately or within a specified period following Employee’s termination of employment (in which case, Employee hereby agrees that the Company shall have the authority to issue sale instructions in relation to such shares of Stock on Employee’s behalf pursuant to this authorization).

In no event shall this Option be exercisable prior to the expiration of six (6) months from the Grant Date or after the expiration of ten (10) years from the Grant Date (the “Expiration Date”). If the Expiration Date or the last day of the applicable period provided in Section 6 below occurs on a date when the stock market is closed, this Option must be exercised prior to the market close on the last stock market trading day preceding such date. Any Option not exercised by such date shall be automatically be cancelled and forfeited.

6.	Effect of Termination of Employment. This Option may be exercised only while Employee remains an employee of the Company, subject to the following exceptions:

(a)
If Employee’s employment with the Company or any of its Subsidiaries or affiliated companies terminates by reason of disability (as determined by the Company), this Option may be exercised in full by Employee (or Employee’s estate or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of Employee after termination by reason of disability at any time during the period ending on the earlier of the Expiration Date or the third (3rd) anniversary of Employee’s termination of employment.

(b)
If Employee’s employment with the Company or any of its Subsidiaries or affiliated companies terminates by reason of death, Employee’s estate, or the person who acquires this Option by will or the laws of descent and distribution, may exercise this Option in full at any time during the period ending on the earlier of the Expiration Date or the third (3rd) anniversary of the date of Employee’s death.

(c)
If Employee’s employment with the Company or any of its Subsidiaries or affiliated companies terminates for any other reason, including retirement, upon the recommendation of applicable management of the Company and/or business unit, the committee which administers the Plan (the “Committee”) or its delegate, as appropriate, may, in the Committee’s or such delegate’s sole discretion, approve the retention of this Option, in which case this Option may be exercised by Employee at any time during the period ending on the Expiration Date, but only as to the number of shares of Stock Employee was entitled to purchase on the date of such exercise in accordance with Section 4 above. If, after retention of this Option pursuant to this subparagraph (c) has been approved, Employee should die, this Option may be exercised in full by Employee’s estate (or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of the Employee) during the period ending on the earlier of the Expiration Date or the third (3rd) anniversary of the date of Employee’s death.

(d)
If Employee experiences a Qualifying Termination, Employee (or Employee’s estate, or the person who acquires this Option by will or the laws of descent and distribution) may exercise this Option in full at any time prior to the Expiration Date.

(e)
If Employee’s employment with the Company or any of its Subsidiaries or affiliated companies terminates for any reason and the provisions in subparagraphs (a) through (d) above are not applicable, this Option may be exercised by Employee only on stock market trading days during the 90 calendar days following Employee’s Termination Date, or by Employee’s estate (or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the death of the Employee) during a period of six (6) months following Employee’s death if Employee dies during such 90-day period, but in each case only as to the number of shares of Stock Employee was entitled to purchase hereunder upon exercise of this Option as of the Termination Date, unless otherwise permitted by the Company in its sole discretion.

7.
Shareholder Rights. Employee shall have no rights to dividends or any other rights of a shareholder with respect to the shares of Stock underlying this Option unless and until such time as this Option has been exercised and the shares of Stock have been issued to Employee.

8.
Non-Transferability. This Option may not be sold, assigned, pledged, exchanged, hypothecated, encumbered, disposed of, or otherwise transferred, except by will or the laws of descent and distribution or pursuant to a “qualified domestic relations order” as defined by the Code or Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or similar order, and may be exercised during Employee’s lifetime only by Employee, Employee’s guardian or legal representative, or a transferee under a qualified domestic relations order or similar order. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Option or of such rights contrary to the provisions hereof or in the Plan, this Option and such rights shall immediately become null and void.

9.
Withholding of Tax. Employee acknowledges that, regardless of any action taken by the Company or, if different, the Subsidiary or affiliated company that employs Employee (the “Employer”), the ultimate liability for all income tax, social contributions, payroll tax, fringe benefits tax, payment on account, hypothetical tax or other tax-related items related to Employee’s participation in the Plan and legally applicable to Employee or deemed by the Company or the Employer in their discretion to be an appropriate charge to Employee even if legally applicable to the Company or the Employer (“Tax-Related Items”), is and remains Employee’s responsibility and may exceed the amount actually withheld by the Company or the Employer, if any. Employee further acknowledges that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Option, including, but not limited to, the grant, vesting or exercise of this Option, the subsequent sale of shares of Stock acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of this Option to reduce or eliminate Employee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Employee is subject to Tax-Related Items in more than one jurisdiction between the Grant Date and the date of any relevant taxable or tax withholding event, as applicable, Employee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, Employee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, Employee authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following: (i) withholding from Employee’s wages or other cash compensation paid to Employee by the Company and/or the Employer; (ii) withholding from the proceeds of the sale of shares of Stock acquired upon exercise of the Option, either through a voluntary sale or through a mandatory sale arranged by the Company (on Employee’s behalf pursuant to this authorization without further consent); or (iii) permitting Employee to tender to the Company cash (including check, bank draft or money order delivered to the Company’s Stock Plan Administrator) or, if allowed by the Committee, shares of Stock previously acquired by Employee having a Fair Market Value equal to the amount required to be withheld.

Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable statutory withholding rates (as determined by the Company in good faith and in its sole discretion) or other applicable withholding rates, including maximum applicable rates, in which case Employee will receive a refund of any over-withheld amount and will have no entitlement to the share equivalent.
Employee agrees to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of Employee’s participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver shares of Stock or proceeds from the sale of shares of Stock until arrangements satisfactory to the Company have been made in connection with the Tax-Related Items.

10.
Status of Shares of Stock. The Company shall not be obligated to issue any shares of Stock pursuant to any Option at any time, when the offering of the shares of Stock covered by such Option has not been registered under the U.S. Securities Act of 1933, as amended (the “Act”) or such other country, U.S. federal or state laws, rules or regulations as the Company deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration. The Company intends to use reasonable efforts to ensure that no such delay will occur. In the event exemption from registration under the Act is available upon an exercise of this Option, Employee (or the person permitted to exercise this Option in the event of Employee’s death or incapacity), if requested by the Company to do so, will execute and deliver to the Company in writing an agreement containing such provisions as the Company may require to assure compliance with applicable securities laws.

Employee agrees that the shares of Stock which Employee may acquire by exercising this Option will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable U.S. federal, state or non-U.S. securities laws. Employee also agrees (i) that the Company may refuse to register the transfer of the shares of Stock purchased under this Option on the stock transfer records of the Company if such proposed transfer would in the opinion of counsel to the Company constitute a violation of any applicable securities law, and (ii) that the Company may give related instructions to its transfer agent, if any, to stop registration of the transfer of the shares of Stock purchased under this Option.

11.	Nature of Grant. In accepting this Option, Employee acknowledges and agrees that:

(a)
the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company, in its sole discretion, at any time (subject to any limitations set forth in the Plan);

(b)
the grant of this Option is voluntary and occasional and does not create any contractual or other right to receive future grants of stock options, or benefits in lieu of stock options, even if stock options or other awards have been granted in the past;

(c)	all decisions with respect to future awards, if any, will be at the sole discretion of the Company;
(d)	Employee’s participation in the Plan is voluntary;
(e)
this Option and Employee’s participation in the Plan shall not create a right to employment or be interpreted as forming an employment contract with the Company or any of its Subsidiaries or affiliated companies and shall not interfere with the ability of the Company or the Employer, as applicable, to terminate Employee’s employment relationship (as otherwise may be permitted under local law);

(f)
unless otherwise agreed with the Company, this Option and any shares of Stock acquired upon exercise of this Option, and the income and value of the same, are not granted as consideration for, or in connection with, any service Employee may provide as a director of any Subsidiary or affiliate of the Company;

(g)
this Option and any shares of Stock acquired under the Plan and the income and value of the same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, the Employer or any Subsidiary or affiliate of the Company;

(h)	the future value of the shares of Stock underlying this Option is unknown, indeterminable, and cannot be predicted with certainty;
(i)	if the underlying shares of Stock do not increase in value, this Option will have no value;
(j)	if Employee exercises this Option and acquires shares of Stock, the value of such shares of Stock may increase or decrease in value, even below the purchase price;
(k)
no claim or entitlement to compensation or damages shall arise from forfeiture of this Option resulting from termination of Employee’s employment (for any reason whatsoever and whether or not in breach of local labor laws or later found invalid) and, in consideration of this Option, Employee agrees not to institute any claim against the Company or the Employer;

(l)
this Option and the benefits evidenced by this Agreement do not create any entitlement not otherwise specifically provided for in the Plan or provided by the Company in its discretion, to have this Option or any such benefits transferred to, or assumed by, another company, nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the shares of Stock; and

(m)
neither the Company nor any of its Subsidiaries or affiliated companies shall be liable for any foreign exchange rate fluctuation between Employee’s local currency and the U.S. dollar that may affect the value of this Option or any amounts due to Employee pursuant to the exercise of this Option or the subsequent sale of any shares of Stock acquired upon exercise of this Option.

12.
Data Privacy. Employee understands that the Company, its Subsidiaries and affiliated companies and/or the Employer may hold certain personal information about Employee, specifically: Employee’s name, home address, email address and telephone number, date of birth, social security or insurance number, passport number or other identification number, salary, nationality, and any shares of Stock or directorships held in the Company, and details of this Option or any other entitlement to shares of Stock, canceled, exercised, vested, unvested or outstanding in Employee’s favor (“Data”), for the purpose of implementing, administering and managing the Plan. More information about how the Company collects, processes, protects, and transfers Data, as well as the rights of Employees in relation to their Data, is found in the Employee Privacy Notice available on HalWorld.

Employee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Employee’s Data as described in this Agreement and any other grant materials by and among, as necessary and applicable, the Company and any of its Subsidiaries or affiliated companies, for the exclusive purpose of implementing, administering and managing Employee’s participation in the Plan.

Employee understands that Data will be transferred to the Company’s Stock Plan Administrator or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. Employee authorizes the Company, the Company’s Stock Plan Administrator and any other possible recipients that may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer Data, in electronic or other form, for the sole purpose of implementing, administering and managing Employee’s participation in the Plan. Further, Employee understands that Employee is providing the consents herein on a purely voluntary basis. If Employee does not consent, or if Employee later seeks to revoke his or her consent, Employee’s service status and career will not be affected; the only consequence of refusing or withdrawing Employee’s consent is that the Company would not be able to grant Employee this Option or other equity awards or administer or maintain such awards. Therefore, Employee understands that refusing or withdrawing his or her consent may affect Employee’s ability to participate in the Plan.
13.
Insider Trading; Market Abuse Laws. By participating in the Plan, Employee agrees to comply with the Company’s policy on insider trading. Employee further acknowledges that, depending on Employee’s or his or her broker’s country of residence or where the shares of Stock are listed, Employee may be subject to insider trading restrictions and/or market abuse laws which may affect Employee’s ability to accept, acquire, sell or otherwise dispose of shares of Stock, rights to shares of Stock (e.g., stock options) or rights linked to the value of shares of Stock, during such times Employee is considered to have “inside information” regarding the Company as defined by the laws or regulations in Employee’s country. Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Employee places before he/she possessed inside information. Furthermore, Employee could be prohibited from (i) disclosing the inside information to any third party (other than on a “need to know” basis) and (ii) ”tipping” third parties or causing them otherwise to buy or sell securities. Employee understands that third parties include fellow employees. Any restriction under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. Employee acknowledges that it is Employee’s responsibility to comply with any applicable restrictions, and that Employee should therefore consult Employee’s personal advisor on this matter.

14.
Electronic Delivery. Employee agrees, to the fullest extent permitted by law, in lieu of receiving documents in paper format, to accept electronic delivery of any documents that the Company and its Subsidiaries or affiliated companies may deliver in connection with this grant and any other grants offered by the Company, including prospectuses, grant notifications, account statements, annual or quarterly reports, and other communications. Electronic delivery of a document may be made via the Company’s email system or by reference to a location on the Company’s intranet or website or a website of the Company’s agent administering the Plan. By accepting this Option, Employee also hereby consents to participate in the Plan through such system, intranet, or website, including but not limited to the use of electronic signatures or click-through electronic acceptance of terms and conditions.

15.
English Language. Employee acknowledges and agrees that it is Employee’s express intent that this Agreement and the Plan and all other documents, notices and legal proceedings entered into, given or instituted pursuant to this Option be drawn up in English. To the extent Employee has been provided with a copy of this Agreement, the Plan, or any other documents relating to this Option in a language other than English, the English language documents will prevail in case of any ambiguities or divergences as a result of translation.

16.
Addendum. Notwithstanding any provisions in this Agreement, this Option shall be subject to any special terms and conditions set forth in the Country-Specific Addendum to this Agreement (the “Addendum”). Moreover, if Employee transfers to one of the countries included in such Addendum, the special terms and conditions for such country will apply to Employee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable to comply with local law or to facilitate the administration of the Plan (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate Employee’s transfer). The Addendum constitutes part of this Agreement.

17.
Not a Public Offering. The grant of this Option is not intended to be a public offering of securities in Employee’s country of employment (or country of residence, if different). The Company has not submitted any registration statement, prospectus or other filings with the local securities authorities (unless otherwise required under local law), and the grant of this Option is not subject to the supervision of the local securities authorities. No employee of the Company or any of its Subsidiaries or affiliated companies is permitted to advise Employee on whether he or she should acquire shares of Stock by exercising this Option under the Plan. Investment in shares of Stock involves a degree of risk. Before deciding to acquire shares of Stock by exercising this Option, Employee should carefully consider all risk factors relevant to the acquisition of shares of Stock under the Plan and carefully review all of the materials related to this Option and the Plan. In addition, Employee should consult with his/her personal advisor for professional investment advice.

18.
Repatriation; Compliance with Law. Employee agrees to repatriate all payments attributable to the shares of Stock and/or cash acquired under the Plan in accordance with applicable foreign exchange rules and regulations in Employee’s country of employment (and country of residence, if different). In addition, Employee agrees to take any and all actions, and consent to any and all actions taken by the Company and any of its Subsidiaries and affiliated companies, as may be required to allow the Company and any of its Subsidiaries and affiliated companies to comply with local laws, rules and/or regulations in Employee’s country of employment (and country of residence, if different). Finally, Employee agrees to take any and all actions as may be required to comply with Employee’s personal obligations under local laws, rules and/or regulations in Employee’s country of employment and country of residence, if different).

19.
Imposition of Other Requirements. The Company reserves the right to impose other requirements on Employee’s participation in the Plan, on this Option, and on any shares of Stock acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Employee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

20.
Committee’s Powers. No provision contained in this Agreement shall in any way terminate, modify or alter, or be construed or interpreted as terminating, modifying or altering, any of the powers, rights or authority vested in the Committee or, to the extent delegated, in its delegate, pursuant to the terms of the Plan or resolutions adopted in furtherance of the Plan, including, without limitation, the right to make certain determinations and elections with respect to this Option.

21.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Employee.

22.
Governing Law and Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas without regard to principles of conflict of laws, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware, which matters shall be governed by the latter law. For purposes of resolving any dispute that may arise directly or indirectly from this Agreement, the parties hereby agree that any such dispute that cannot be resolved by the parties shall be submitted for resolution through the Halliburton Dispute Resolution Program, pursuant to which the last step is final and binding arbitration.

23.
Severability. The provisions of this Agreement are severable and if any one or more of the provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the Agreement shall be reformed and construed so that it would be enforceable to the maximum extent legally possible, and if it cannot be so reformed and construed, as if such unenforceable provision, or part thereof, had never been contained herein.

24.
Waiver. The waiver by the Company with respect to Employee’s (or any other participant’s) compliance with any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and Employee has executed this Agreement, all as of the day and year first above written.

HALLIBURTON COMPANY
[Missing Graphic Reference]
By
Jeffrey A. Miller
Chairman of the Board, President and Chief Executive Officer

I HEREBY AGREE TO THE TERMS AND CONDITIONS, INCLUDING THE 90 DAY CONDITION SET FORTH IN SECTION 6(d), SET FORTH IN THIS NONSTATUTORY STOCK OPTION AGREEMENT DATED <<Grant Date>>.

<<Electronic Signature>>

<<Acceptance Date>>

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